United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Alcoa Corporation

(Exact name of registrant as specified in its charter)

Delaware	1-37816
(State or other jurisdiction of incorporation)	(Commission File Number)

201 Isabella Street, Suite 500 Pittsburgh, Pennsylvania	15212-5858
(Address of principal executive offices)	(Zip Code)

Jeffrey D. Heeter

Executive Vice President and General Counsel

(412) 315-2900

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Overview

Alcoa Corporation (“Alcoa” or the “Company”) is a global industry leader in bauxite, alumina, and aluminum products.

Unless the context indicates otherwise, the terms “Alcoa,” “Company,” “we,” “us,” and “our” refer to Alcoa Corporation and all subsidiaries consolidated for the purposes of its financial statements that were in-scope for the 2021 compliance period. The “Conflict Minerals Rule” means, collectively, Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Specialized Disclosure Report on Form SD pursuant to Rule 13p-1 promulgated under the Exchange Act. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite, and the derivatives tantalum, tin, and tungsten, without regard to the location of origin of the minerals or derivative metals.

Conflict Minerals Disclosure

This Form SD is publicly available on our website, www.alcoa.com, under the “Investors” section. The information contained on our website is not incorporated by reference into this Form SD and should not be considered part of this Form SD.

Alcoa’s processes and procedures described below were designed to determine whether the Conflict Minerals intentionally added and necessary to the functionality or production of products we manufactured during 2021 originated in the Democratic Republic of the Congo or adjoining countries, as defined under the Conflicts Minerals Rule (collectively, the “Covered Countries”), or otherwise originated from scrap or recycled materials.

Procedures and Reasonable Country of Origin Inquiry

Each Alcoa business segment conducted an assessment to determine whether its manufactured products contained any Conflict Minerals that were necessary to the functionality or production of such products (any such manufactured products containing Conflict Minerals are referred to herein as “Covered Products”). This assessment involved an internal review of all materials that become part of Covered Products and may include a review of product specifications, bills of material, supplier inquiries, product composition analyses, and other information about such Covered Products known to us. This assessment is also conducted by each business segment as new products that could come within the scope of the Conflict Minerals Rule are developed. In addition, each business segment identified, for all Covered Products it manufactures, any purchased materials that include Conflict Minerals used in the manufacture of such Covered Products, as well as the suppliers of such purchased materials, through a review of purchase records for such Covered Products.

Following this assessment, Alcoa conducted a good faith reasonable country of origin inquiry (the “RCOI”) within the meaning of the Conflict Minerals Rule to determine the origin of the Conflict Minerals contained in its Covered Products for the 2021 reporting period. Alcoa requested that each in-scope supplier complete the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”), with a response at the Covered Product level to the extent possible, in order to identify the origin of the Conflict Minerals in such products. Specific Conflict Mineral smelters identified by our suppliers in the completed CMRTs were reviewed against the Responsible Minerals Assurance Process (“RMAP”) conformant smelter list and other publicly-available information to confirm that all such smelters were conformant with the RMAP assessment procedure managed by RMI. RMAP conformant smelters have undergone an independent, third-party audit of their management systems and sourcing practices to validate compliance with protocols and current global standards to support responsible sourcing of raw materials.

Having followed the described procedures, we believe that we identified all Covered Products containing Conflict Minerals for the 2021 reporting period and that two suppliers are likely to have supplied Conflict Minerals to us in connection with our Covered Products. The only Conflict Mineral included in our Covered Products during 2021 was tin.

In addition to reviewing completed CMRTs, Alcoa’s procedures include reviewing supporting documentation, available conflict minerals policies, and other statements from suppliers, including for accuracy, completeness, and overall reasonableness to evaluate and determine whether Alcoa may reasonably rely on such information. Further supplier engagement is performed as necessary to obtain additional or complete information or clarification. Alcoa believes it has received adequate information relating to the countries of origin of the Conflict Minerals relevant to its Covered Products as well as whether the Conflict Minerals were produced from scrap or recycled materials, thus enabling it to complete the RCOI process.

Conclusion

On the basis of the internal review and RCOI processes undertaken as described, Alcoa believes that, for 2021, the Conflict Minerals included in its Covered Products either (i) did not originate in the Covered Countries or (ii) were from scrap or recycled materials.

Risk Mitigation Efforts

Alcoa’s procurement function maintains a standard operating procedure (“SOP”), which governs purchases of Conflict Minerals and materials or products containing Conflict Minerals. The SOP defines the processes used to source Conflict Minerals and materials or products containing Conflict Minerals, and explains the intention that Alcoa will only purchase Conflict Minerals or materials or products containing Conflict Minerals from suppliers that can provide acceptable certification as to the origin of the Conflict Minerals. Alcoa also has in place standard purchase terms and conditions for our suppliers that address Conflict Minerals compliance. Alcoa communicates our Conflict Minerals expectations to our suppliers in our Supplier Standards, which are posted on our website at www.alcoa.com under “About Us – Ethics and Compliance.” Our Supplier Standards set forth the expectation that our suppliers will conduct their business with ethics and integrity and will provide transparency into our supply chain in accordance with our expectations and applicable law.

Item 1.02 Exhibit

None.

Section 2 – Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALCOA CORPORATION

By:	/s/ Jeffrey D. Heeter	Dated: May 27, 2022
Jeffrey D. Heeter
Executive Vice President and General Counsel